SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 11

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,332,079 shares of Common Stock
	8	SHARED VOTING POWER 3,849,695 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,332,079 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,849,695 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,181,774 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 11

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 11

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 11

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 18, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Common Stock"), of VIVUS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), First BioMed Management Associates, LLC ("FBMA"), a Delaware limited liability company, and Herman Rosenman, a United States citizen ("Mr. Rosenman" and together with FMC and FBMA, the “Reporting Persons”). The business address of FMC and FBMA is 399 Park Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 399 Park Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of FMLLC, and his principal business is acting as portfolio manager for the pooled investment vehicles listed in Item 5. His business address is 399 Park Avenue, New York, New York 10022. The principal business of Mr. Rosenman following his retirement in October 2012 has been to serve on the board of directors of various companies and his principal business address is 8420 Santaluz Village Green E. #100, San Diego, CA 92127. During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock referred to in Item 5 as beneficially owned by First Manhattan were purchased by the entities listed therein for an aggregate consideration equal to $98,255,784. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by First Manhattan is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5). An aggregate of 58,800 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock held by certain of the Accounts as reported herein.

 Approximately $53,054 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Rosenman. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Rosenman is the personal funds of Mr. Rosenman and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 11

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 9, 2013, outside legal counsel to FMC sent a letter to the Issuer's counsel in response to a request from the Issuer's counsel that the Nominating and Governance Committee of the board of directors of the Issuer (the "Board") be given the opportunity to interview each of the individuals nominated by FMC (the "Nominees") for election to the Board at the Issuer's 2013 annual meeting of stockholders (the "Annual Meeting") and that the Nominees complete questionnaires provided by the Issuer. The letter expressed FMC's willingness to allow the Nominating and Governance Committee to interview the Nominees and concern that such a request could be used as a tactic to delay the Annual Meeting. Due to such concerns, FMC requested that the Issuer confirm and publicly announce the date of the Annual Meeting, to be no later than June 30, 2013, and to confirm that the date of the Annual Meeting will not be delayed without the mutual written agreement of FMC and the Issuer. A copy of the letter in response to the Issuer's request to interview the Nominees is attached as Exhibit 4 to the Schedule 13D and is incorporated by reference herein.

On April 10, 2013, FMC issued a press release noting the benefit of the expected modification of the Risk Evaluation and Mitigation Strategy for Qsymia but reiterating its belief that a new commercial strategy is required for Qsymia. In addition, the press release reiterated FMC's intention to nominate the six Nominees for election to the Board at the Annual Meeting. A copy of the press release is attached as Exhibit 5 to the Schedule 13D and is incorporated by reference herein.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 11

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,186,774 shares of Common Stock, constituting approximately 9.1% of the Issuer's currently outstanding Common Stock. Share ownership is reported as of the close of business on April 10, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,660,029 shares of Common Stock outstanding as of February 19, 2013, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013.

FMC may be deemed to beneficially own an aggregate of 9,181,774 shares of Common Stock, or approximately 9.1% of the outstanding Common Stock, which shares include (i) 3,353,275 shares of Common Stock, or approximately 3.3% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,121,699 shares of Common Stock, or approximately 3.1% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin's personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin's family members (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

Mr. Rosenman may be deemed to beneficially own an aggregate of 5,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock. Such shares of Common Stock are held in an Individual Retirement Account for the benefit of Mr. Rosenman.

For purposes of the Schedule 13D, the term "First Manhattan" refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 11

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts (although the parties to such Investment Accounts have the right to direct the voting and disposition of the shares in such Investment Accounts or terminate such Investment Accounts), by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC's role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA's role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares. Mr. Rosenman has sole voting power and sole dispositive power over the shares held in the Individual Retirement Account.

(c) Schedule A hereto (which is incorporated by reference in this Item6 as if restated in full herein) sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 1 by First Manhattan or during the last sixty days by Mr. Rosenman.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 6 to the Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit	Description
4	Letter to Mr. Gilligan, dated April 9, 2013
5	Press Release, dated April 10, 2013
6	Joint Filing Agreement, dated April 11, 2013

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner
By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 11

Schedule A

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 1 or during the last sixty days, as applicable, by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

First Manhattan

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
03/14/2013	3,000	11.395
03/18/2013	(500)	10.972
03/18/2013	(200)	10.972
03/18/2013	(700)	10.972
03/20/2013	50,000	10.772
03/21/2013	2,400	10.840
03/21/2013	400	11.174
03/22/2013	800	11.042
03/22/2013	300	11.052
03/22/2013	300	11.052
03/22/2013	300	11.052
03/22/2013	500	11.092
03/22/2013	1,000	11.023
03/26/2013	400	10.633
03/27/2013	1,800	10.624
03/27/2013	4,700	10.615
03/27/2013	1,500	10.627
03/27/2013	12,400	10.612
03/27/2013	3,900	10.616
03/27/2013	5,000	10.615
03/27/2013	3,800	10.616
03/27/2013	3,200	10.618
03/27/2013	3,300	10.617
03/27/2013	1,600	10.626
03/27/2013	2,900	10.619
03/27/2013	7,000	10.613
03/27/2013	7,000	10.613
03/27/2013	7,900	10.613
03/27/2013	600	10.652
03/27/2013	1,900	10.623
03/27/2013	2,000	10.622
03/27/2013	1,300	10.629
03/27/2013	1,000	10.635
03/27/2013	1,900	10.623
03/27/2013	3,600	10.617
03/27/2013	900	10.638
03/27/2013	4,700	10.615
03/27/2013	1,000	10.635
03/27/2013	5,900	10.614
03/27/2013	6,400	10.614
03/27/2013	9,200	10.613

CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 11

03/27/2013	1,000	10.635
03/27/2013	4,100	10.616
03/27/2013	1,800	10.624
03/27/2013	900	10.638
03/27/2013	1,800	10.624
03/27/2013	1,000	10.635
03/27/2013	9,700	10.612
03/27/2013	8,700	10.613
03/27/2013	2,200	10.621
03/27/2013	2,300	10.621
03/27/2013	1,900	10.623
03/27/2013	7,000	10.613
03/27/2013	2,700	10.619
03/27/2013	3,700	10.617
04/02/2013	12,500	10.805
04/02/2013	88,382	10.736
04/02/2013	12,500	10.808
04/03/2013	11,618	10.699

Herman Rosenman

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
02/12/2013	250	13.58
02/21/2013	250	12.90
03/22/2013	(500)	10.97
03/25/2013	700	10.96
03/27/2013	2,200	10.58
03/27/2013	2,100	10.53